Exhibit A

JOINT FILING AGREEMENT

The undersigned hereby agree that they are filing jointly pursuant to Rule 13-d-1(k)(1) of the Securities Exchange Act of 1934, as amended, with respect to the ordinary shares, par value $0.000001 per share, of Lanvin Group Holdings Limited. The undersigned further agree and acknowledge that such shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained herein, but shall not be responsible for completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate.

Dated: February 14, 2023

Primavera Capital Acquisition LLC

By:	/s/ Tong “Max” Chen
Name:	Tong “Max” Chen
Title:	Authorized Signatory

Fred Hu

By:	/s/ Fred Hu
Name:	Fred Hu